December 9, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom
Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed December 9, 2014
File No.: 333-200293

Ladies and Gentlemen:

On behalf of Juno Therapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated November 25, 2014 (the “November Response Letter”) submitted in response to comments from the Staff received by letter dated November 21, 2014 related to the Company’s Registration Statement on Form S-1 filed November 17, 2014 (the “Prior Registration Statement”), we submit this supplemental letter to further address comments 3 and 5 of the November Response Letter. We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). For the Staff’s reference, we are providing the Staff by courier copies of this letter and both a clean copy of the Registration Statement and a copy marked to show all changes from the Prior Registration Statement.

In this letter, we have recited comment 3 and comment 5 from the Staff in italicized, bold type and have followed such comments with the Company’s response. Capitalized terms used herein and not otherwise defined have their respective meanings set forth in the November Response Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Success Payments, page 74

3.	To give context for the sensitivity analysis it appears necessary to disclose the amount of the estimated valuation and associated liability at the midpoint of the price range set forth on the cover of the prospectus. Please revise or advise.

The Company respectfully advises the staff that, in response to the Staff’s comment, the Company has amended the sensitivity analysis disclosure on pages 80 and 81 of the Registration Statement in a manner different than that set forth in the November Response Letter. Our disclosure set forth in the November Response Letter was intended to provide the estimated fair value of the success payment liability using the midpoint of the price range set forth on the cover page of the prospectus (the “Preliminary Price Range”), as requested by the Staff, and the change in value based on a 10% increase or decrease in the price of our common stock from that midpoint. The Registration Statement has instead been amended to provide an estimate of the value of the success payment liability and related estimated expense that would be recognized in the quarter in which a successful initial public offering of the Company’s common stock (“IPO”) occurs at the high and low end of the Preliminary Price Range. The revised disclosure is also based on a calculation that assumes the successful completion of the IPO, which at the time of the September 30, 2014 was not assumed. We believe that both changes will provide better disclosure to potential investors.

The high end of the Preliminary Price Range is $18.00 which would result in an estimated success payment liability of $47.4 million and estimated expense of $16 million in the fourth quarter of 2014 with respect to the Fred Hutchinson Cancer Research Center (“FHCRC”) and an estimated success payment liability of $17.9 million and estimated expense of $5 million in the fourth quarter of 2014 with respect to Memorial Sloan Kettering Cancer Center (“MSK”). The low end of the range is $15.00 per share which would result in an estimated success payment liability of $38.7 million and estimated expense of $11 million in the fourth quarter of 2014 with respect to FHCRC and an estimated success payment liability of $14.5 million and estimated expense of $4 million in the fourth quarter of 2014 with respect to MSK. The significant increase in the liability over the respective liabilities as of September 30, 2014 is a result in part of the assumption of the successful completion of the IPO, which will increase the number of potential valuation dates and related potential success payments. The increase is also partially due to the greater value of the Company’s common stock represented by the Preliminary Price Range over the actual value as of September 30, 2014.

5.	With regard to your response to comment 37 tell us the amount of expense estimated to be recognized at the midpoint of the price range in the quarter in which a successful initial public offering occurs.

The Company respectfully advises the Staff that it has evaluated the changes in the accounting treatment that would be in effect after the occurrence of the IPO. As discussed in our response to your earlier comment letter, we looked to ASC 505-50 (Equity-based payments to non-employees) to guide us in our accounting for the success payments. As you are aware, if ASC 505-50 does not address our specific facts, ASC 718 (Stock compensation) is to be relied upon.

As of September 30, 2014, we treated the successful completion of the IPO as a counterparty performance condition. As outlined in ASC 505-50, when the quantity and terms of the award may also change subsequent to the measurement date based on the achievement of counterparty performance conditions, the enterprise should utilize the lowest aggregate amount within the range of potential values for measurement and recognition purposes until the condition occurs. Therefore the successful completion of the IPO was not included in our valuation model at that time.

The successful completion of the IPO accelerates the timing of potential success payments and, as discussed above, will result in additional future valuation dates and therefore additional potential success payments. We have modified the valuation model to estimate the fair value of the success payment liability assuming multiple valuation dates based upon successful completion of the IPO and in accordance with the terms of the arrangements with each of FHCRC and MSK. Further, once a success payment is made it cannot be forfeited. As a result, certain of the potential valuation dates and resulting potential success payment dates now fall prior to the full term of the performance periods of FHCRC and MSK of five and six years, respectively. Consequently, following successful completion of the IPO, the performance periods now vary based upon the expected payout dates.

As a result of these additional potential success payments, certain performance periods have now been shortened. To determine the appropriate expense pattern going forward, we followed the guidance in ASC 505-50-25. This guidance does not address the period(s) or the manner (i.e., capitalizing versus expensing) in which an entity granting the equity instrument (the purchaser or grantor) shall recognize the fair value of the equity instruments that will be issued, other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same period(s) and in the same manner as if the grantor had paid cash for the goods or services. We will utilize the accelerated attribution method to estimate the expense that would be recognized during the quarter in which the IPO occurs and record a cumulative catch up adjustment. Following the successful completion of the IPO, the Company’s estimate of the expense that would be recognized during the quarter in which the IPO occurs and based on the midpoint of the Preliminary Price Range, or $16.50 per share, is approximately $18.2 million, of which $13.6 million is related to FHCRC and $4.6 million is related to MSK. As of September 30, 2014, without assuming the successful completion of the IPO, the cumulative expense recognized due to the success payments was $1.5 million, of which $1.1 million was related to FHCRC and $400,000 was related to MSK. Similarly, assuming the midpoint of the Preliminary Price Range and the successful completion of the IPO, the total value of the success payments liability as of September 30, 2014 would be approximately $59.3 million, of which $43 million would be related to FHCRC and $16.3 million would be related to MSK. The total value of the success payments liability as of September 30, 2014, without assuming successful completion of the IPO, was $8.9 million, of which $6.4 million was related to FHCRC and $2.5 million was related to MSK.

The significant increase in both the estimated recognized expense and the total value of the success payments liability is a result of both the increase in the stock price as well as the increase in the potential valuation measurement dates and potential success payment dates triggered by the IPO.

The Company also advises the Staff that it has revised the Registration Statement on pages 80, 81, and F-33 to disclose to investors that there are multiple valuation dates following successful completion of the IPO, has revised the Registration Statement on pages 80, 81, and F-36 to disclose the expense estimate to be recognized at the high and low ends of the price range in the quarter in which a successful initial public offering occurs, and has inserted tables on pages F-14, F-37 and F-38 to show potential success payments, based on the price of our common stock, for each of FHCRC and MSK.

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.
Steven Harr, Juno Therapeutics, Inc.
Bernard Cassidy, Juno Therapeutics, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Shayne Kennedy, Latham & Watkins LLP
Kathy Smith, Ernst & Young LLP